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                                [BFS LETTERHEAD]


VIA EDGAR
---------

                                                June 21, 2005

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                   Re:  Builders FirstSource, Inc.
                        Form S-1, filed June 20, 2005
                        SEC File No. 333-122788
                        -----------------------------

Dear Ms. Hardy:

     On June 21, 2005, we requested, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1 (File No. 333-122788) of Builders FirstSource, Inc. (the "Company") be declared effective at 3:00 p.m. today, June 21, 2005, or as promptly as practicable thereafter.

     We hereby respectfully request that the Staff delay such effectiveness until 9:00 a.m. on June 22, 2005, and that we be notified of such effectiveness by a telephone call to Allison Amorison of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3180, and that such effectiveness also be confirmed in writing.


                                                Very truly yours,


                                                BUILDERS FIRSTSOURCE, INC.



                                                By: /s/ Donald F. McAleenan
                                                    --------------------------
                                                    Name:  Donald F. McAleenan
                                                    Title: General Counsel

cc:  Matt Franker
     Allison L. Amorison